The Purisima Funds
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way
Glendora, California 91741

October 2, 2012

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	The Purisima Funds (the “Trust”) File Nos.: 333-09153 and 811-07737 The Purisima All-Purpose Fund (S000005936)

Dear Sir or Madam:

Attached for filing, on behalf of the Trust, is Post-Effective Amendment No. 28 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”) (Amendment No. 29 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended).  This Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of disclosing certain material changes to the Prospectus and Statement of Additional Information for The Purisima All-Purpose Fund.

Pursuant to Rule 485(a)(1), the Trust anticipates that this filing shall become effective on December 14, 2012.  On or before December 14, 2012, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment.  The purpose of that filing will be to add the audited financial statements and certain related financial information for the fiscal year ended August 31, 2012, incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
For U.S. Bancorp Fund Services, LLC

Enclosures